

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 26, 2017

<u>Via E-mail</u>
Sean S. Sullivan
Executive Vice President and Chief Financial Officer
AMC Networks, Inc.
11 Penn Plaza
New York, NY 10001

   Re: AMC Networks, Inc.
     10-K for Fiscal Year Ended December 31, 2016
     Filed February 24, 2017
     File No. 001-35106

Dear Mr. Sullivan:

  We refer you to our comment letter dated September 29, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Cecilia Blye

         Cecilia Blye, Chief
         Office of Global Security Risk

cc: Larry Spirgel
  Assistant Director
  Division of Corporation Finance

  Chris Wymbs
  Executive Vice President and Chief Accounting Officer
  AMC Networks, Inc.